John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

GUARANTEED INSURABILITY OPTION RIDER

This rider attaches to and forms part of your joint last-to-die policy (hereafter referred to as “the policy”). It takes effect on the date we attach it to the policy (the “Rider Effective Date”). There is no charge for this rider.

Unless this rider states otherwise, the provisions set out in the policy will apply to this rider. Terms that are not defined herein have the same meaning as set forth in the policy. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

BENEFIT

This rider gives you the option to obtain additional insurance without Evidence of Insurability subject to the terms and conditions set forth herein if the Contingent Event described below occurs.

Contingent Event

If the 2026 federal basic exclusion amount after applying the inflation adjustment, as defined by Internal Revenue Code §2010(c)(3), for individuals is less than or equal to $8,000,000, you will have the option to purchase an additional policy as further described below (“Additional Policy”). You should seek the advice of your personal tax advisor before choosing whether to invoke this rider.

Additional Policy

If the Contingent Event occurs and you elect to invoke this rider, you can purchase an Additional Policy in an amount that meets or exceeds the Minimum Additional Face Amount up to the Maximum Additional Face Amount shown in the Policy Specifications for this rider. The Additional Policy will be the same joint last-to-die survivorship policy series as the policy. If such policy series is no longer available, the Additional Policy will be a similar policy series as determined by the Company. In the event that one of the Lives Insured dies prior to the date the Additional Policy becomes In Force (as described below), the Additional Policy will be a single life plan of insurance as determined by the Company.

We will not require Evidence of Insurability up to the Maximum Additional Face Amount. Notwithstanding the foregoing, if you request the addition of a supplementary benefit rider that is not In Force on the policy, Evidence of Insurability will be required and the inclusion of such supplementary benefit rider on the Additional Policy will be subject to our approval. Under no circumstances will the Four Year Term Rider be available with the Additional Policy.

The Risk Classification(s) for the Additional Policy will be the same as the policy, or if not available, then the Risk Classification(s) will be the most comparable Risk Classification(s) as determined by the Company. The Additional Policy will become In Force on the later of the date the first premium has been paid in full and the date such policy has been delivered to you, provided that the Lives Insured (of Life Insured if one of the Lives Insured dies prior to the date the Additional Policy becomes In Force) are still living. The premium will be based on the rates we charge for a new policy as of such Policy Date based on the ages of the Lives Insured on that date.

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CONDITIONS FOR PURCHASE OF ADDITIONAL POLICY

If the Contingent Event occurs and you elect to invoke this rider, you may purchase the Additional Policy subject to the following conditions.

The option to purchase will be available only during the Option Period shown in the Policy Specifications for this rider.

You must make a Written Request to invoke this rider and we must receive the Written Request during the Option Period. The Written Request must include the consent of the Lives Insured (or Life Insured if one of the Lives Insured dies prior to the date the Additional Policy becomes In Force) to exercise the purchase option.

At the time of your request and on the date the Additional Policy becomes In Force, this policy must be In Force and the Lives Insured (or Life Insured if one of the Lives Insured dies prior to the date the Additional Policy becomes In Force) must meet the requirements for age, risk classification, and additional ratings for the Additional Policy.

GENERAL PROVISIONS

Incontestability

Except for non-payment of premium and fraud in the procurement of the policy, this rider and the Additional Policy will be incontestable after two years from the Rider Effective Date. Notwithstanding the foregoing, we can contest any addition of a supplementary benefit rider that requires Evidence of Insurability for two years after the effective date of such addition. Any such contest will be based only on material misrepresentations made in the application for the addition, unless the original contestability period is not yet expired.

Termination of this Rider

This rider will terminate on the earliest of the following dates:

(a)	the date we receive your Written Request to discontinue this rider;

(b)	the end of the Option Period;

(c)	the date you exercise any option to split the policy;

(d)	the date you invoke this rider; and

(e)	the date the policy terminates.

Reinstatement of this Rider

This rider may be reinstated according to the reinstatement provisions of the policy to which it is attached, so long as this rider is In Force at the time the policy terminates.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

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1. POLICY SPECIFICATIONS (continued) – Policy [12 345 678]

SUPPLEMENTARY BENEFITS

Benefit	GUARANTEED INSURABILITY OPTION RIDER

Lives Insured	[John Doe] [Jane Doe]

Rider Effective Date	[November 14, 2024]

Minimum Additional Face Amount	$250,000

Maximum Additional Face Amount	$[5,000,000]

Option Period	[January 1, 2026 – June 30, 2026]

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